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                                                                     EXHIBIT 9.1

[PRESTOLITE ELECTRIC LOGO]


Prestolite Electric Incorporated             For additional information contact:
Corporate Headquarters                          Ken Cornelius
2311 Green Road                                 Executive Vice President & CFO
Ann Arbor, Michigan 48105                       1-734-913-6608
     www.prestolite.com


                        PRESTOLITE ELECTRIC RETAINS CIBC

Ann Arbor, Michigan (May 8, 2003) -- Prestolite Electric Incorporated ("Prestolite") and its parent, Prestolite Electric Holding, Inc., announced today that Prestolite has retained CIBC World Markets Corp. to assist in the potential sale of the company.

Prestolite is a global manufacturer and distributor of alternators and starter motors for high margin niche markets, including heavy-duty (truck, bus, emergency vehicle, off-road) applications, military vehicles and industrial equipment. In recent years the Company has successfully focused and expanded its business to penetrate high growth markets and access low-cost production. From manufacturing facilities in the United States, United Kingdom, Argentina, South Africa and China, Prestolite sells through original equipment and aftermarket channels to a diverse group of customers. Prestolite sells a broad range of alternators and starter motors under the Prestolite Electric, Leece-Neville, and Indiel brand names. For the fiscal year ending December 31, 2002, Prestolite reported sales of $167.3 million, an increase of 5% over 2001.

CIBC World Markets, the investment and merchant banking operation of CIBC, offers a full range of M&A advisory services, integrated credit and capital markets products, securities, and brokerage and asset management services to corporate, government and institutional clients.

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